UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-14948

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 2012 and 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries

Date: June 21, 2013	By:	/s/ Thomas J. Hirsch
Thomas J. Hirsch
Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

Appendix 1

401(k) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2012 and 2011,

Supplemental Schedule as of December 31, 2012, and

Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

the 401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

June 21, 2013

Milwaukee, Wisconsin

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS:
Investments:
Mutual funds	$1,419,497,739	$1,228,168,369
Common collective trust	155,926,392	145,418,710
Fiserv Stock Fund	59,990,655	51,106,008

Total investments	1,635,414,786	1,424,693,087

Receivables:
Employer contributions	378,769	9,879,097
Participant contributions	8,008	1,472
Notes receivable from participants	30,724,097	30,382,901

Total receivables	31,110,874	40,263,470

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,666,525,660	1,464,956,557
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,848,148)	(6,726,569)

NET ASSETS AVAILABLE FOR BENEFITS	$1,658,677,512	$1,458,229,988

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
ADDITIONS:

CONTRIBUTIONS:
Participant contributions	$86,531,386	$80,103,908
Employer contributions	29,037,376	36,938,269
Rollover contributions	7,818,376	6,862,708

Total contributions	123,387,138	123,904,885

INVESTMENT AND OTHER INCOME:
Dividends and interest	39,107,690	31,892,905
Interest on notes receivable from participants	1,620,551	1,717,132
Net increase (decrease) in fair value of investments	150,269,495	(29,810,812)

Total investment and other income	190,997,736	3,799,225

Asset transfers into the Plan	7,110,839	1,005,922

Total additions	321,495,713	128,710,032

DEDUCTIONS:
Benefits paid to participants	120,929,623	119,741,568
Administrative expenses	118,566	74,218

Total deductions	121,048,189	119,815,786

NET INCREASE	200,447,524	8,894,246
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,458,229,988	1,449,335,742

End of year	$1,658,677,512	$1,458,229,988

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Most U.S. associates who are not subject to a collective bargaining agreement and are regularly scheduled to work at least 20 hours per week based on the payroll and personnel records with Fiserv, Inc. or its participating subsidiaries (collectively the “Company” or “Employer”) are eligible to participate in the Plan on the first day of employment. If an associate is not regularly scheduled to work at least 20 hours per week but completes 1,000 hours of service during the twelve month period beginning on the associate’s hire date and ending on the first anniversary of the associate’s employment, the associate will become eligible to participate in the Plan on the first day of the month following or coinciding with the first anniversary date of the associate’s hire.

Contributions — Employer matching contributions are equal to 100% of the first 1% and 40% of the next 5% of salary reduction contributions made by Plan participants. However, to the extent permitted by ERISA and the Internal Revenue Code (“IRC”), the Company’s board of directors (the “Board of Directors”) may elect to decrease or eliminate the Company’s matching contribution. Employer matching contributions are remitted to the Plan custodian each pay period. The Board of Directors may also approve a discretionary profit sharing contribution match equal to a percentage of compensation, as permitted by ERISA and the IRC. In 2012 the Board of Directors did not approve such a contribution; however, in 2011, the Board of Directors approved a $9,396,550 profit sharing contribution to the Plan.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors (50% of salary at December 31, 2012 and 2011). Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer, participant and rollover contributions are invested as directed by Plan participants. The Company remits participant contributions to the Plan custodian each pay period.

Participants may irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan on an after-tax basis and are included in the computation of the participant’s personal income. Because the amounts are contributed on an after-tax basis, the deferrals and, in most cases, earnings on the deferrals, are not subject to federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects participant contributions, employer contributions, transfers into and out of the Plan, benefits paid to participants, and allocations of investment income and losses and administrative expenses. Allocations are based on participant account earnings or balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are entitled to the accumulated interest in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his or her account under the Plan. Employer contributions vest 100% after two years of employment with the Company. Participant contributions vest immediately.

Forfeitures — Unallocated forfeitures totaled $1,087,289 and $915,535 at December 31, 2012 and 2011, respectively, and are used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During 2012 and 2011, employer contributions were reduced by $547,833 and $511,645, respectively, from forfeited nonvested accounts.

Investment Options — Participants direct the investment of their account balance into the investment options of the Plan in 1% increments. The Plan offers mutual funds, a common collective trust and the Fiserv Stock Fund as investment options for participants, and the Plan has no unfunded commitments related to these investments. The Fiserv Stock Fund invests in Fiserv common stock and cash equivalents. While direct exchanges from the common collective trust into a competing fund are prohibited, participants may otherwise redeem their investments held by the Plan without restriction.

Notes Receivable from Participants — Participants may request loans of up to the lesser of $50,000 or 50% of the current market value of the vested and nonforfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set as of the loan request date (3.25% to 11.5% at December 31, 2012). Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 30 years.

Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his or her account. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1,000 but not more than $5,000, it will automatically be rolled over to a new individual retirement account at Vanguard, the third party administrator of the Plan. If the vested interest is $1,000 or less, a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70 1/2.

Administrative Expenses — Certain expenses incurred in connection with administering the Plan are paid by the Company. Administrative expenses include annual loan fees, which are charged directly to the account of the participant to whom the loan is made, and managed account program fees. Other investment related expenses are included in the net change in fair value of investments. Loan origination fees are included within gross loan withdrawals.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts. Subsequent events have been evaluated through the issuance date of this report.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust Fund, a common collective trust that holds fully benefit-responsive guaranteed investment contracts which are issued by financial institutions or backed by bond trusts, is measured at fair market value using net asset value per share and then is adjusted to contract value. This fund reported average yields of 2.2% and 3.1% for 2012 and 2011, respectively, and crediting interest rates of 2.4% and 3.3% at December 31, 2012 and 2011, respectively. The Fiserv Stock Fund consists of Fiserv, Inc. common stock, which is valued at the quoted market price from an active market, and cash equivalents which provide liquidity for trading.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2012 and 2011, no amounts were due to participants who elected to withdraw from participation in the Plan.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits and are classified as follows within the fair value hierarchy at December 31, 2012 and 2011:

	Level 1	Level 2	Total
December 31, 2012

Equity strategy mutual funds	$799,331,405	$—	$799,331,405
Target mutual funds	528,362,258	—	528,362,258
Bond mutual funds	91,804,076	—	91,804,076
Common collective trust - Stable Value Fund	—	155,926,392	155,926,392
Fiserv Stock Fund	—	59,990,655	59,990,655

Total	$1,419,497,739	$215,917,047	$1,635,414,786

	Level 1	Level 2	Total
December 31, 2011

Equity strategy mutual funds	$708,007,499	$—	$708,007,499
Target mutual funds	442,293,504	—	442,293,504
Bond mutual funds	77,867,366	—	77,867,366
Common collective trust - Stable Value Fund	—	145,418,710	145,418,710
Fiserv Stock Fund	—	51,106,008	51,106,008

Total	$1,228,168,369	$196,524,718	$1,424,693,087

The Plan uses valuation techniques based on the inputs available to measure the fair value of its investments, and there have been no changes in the methodologies used at December 31, 2012 and 2011. Mutual funds are measured at fair value using inputs based on quoted net asset values for identical assets in active markets, which are considered level one inputs in the fair value hierarchy. The investments held in the Fiserv Stock Fund and the common collective trust are measured at fair value using level two inputs of the fair value hierarchy, which include significant observable inputs other than quoted prices in active markets.

The common collective trust fund is valued at the net asset value of units of a bank collective trust. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions may occur daily.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 were as follows:

	2012	2011
Vanguard Wellington Fund Investor Shares*	$268,181,725	$246,533,943
Vanguard Retirement Savings Trust*	155,926,392	145,418,710
Vanguard Institutional Index Fund*	138,813,286	**
Vanguard Target Retirement 2025 Fund*	100,828,938	85,721,996
Vanguard Target Retirement 2030 Fund*	95,023,895	80,397,357
Vanguard Total Bond Market Index Fund Institutional Shares*	91,804,076	**
Vanguard Target Retirement 2035 Fund*	88,366,279	**
Vanguard 500 Index Fund Signal Shares*	**	114,693,200
Vanguard Total Bond Market Index Fund Signal Shares*	**	77,867,366

*	Represents a party-in-interest
**	Investment is less than 5% of the Plan’s net assets at December 31.

5.	ASSET TRANSFERS INTO THE PLAN

Asset transfers into the Plan during 2012 and 2011 consisted of $7,110,839 and $1,005,922 of participant account balances, respectively, from qualified plans merged into the Plan as a result of acquisitions by the Company.

In June 2013, assets totaling approximately $61 million were transferred into the Plan from the Open Solutions Inc. 401(k) Plan. Open Solutions Inc. was acquired by the Company in January 2013.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

The Plan invests in certain mutual funds and a common collective trust managed by Vanguard. Vanguard is the administrator, custodian and recordkeeper of the Plan; therefore, these transactions are party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held 757,544 and 864,837 shares, respectively, of Fiserv, Inc. common stock within the Fiserv Stock Fund. Fiserv, Inc. is the sponsoring employer and, therefore, a related party of the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; nevertheless, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Plan management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) for uncertain positions that more likely than not would not be sustained upon examination by the applicable taxing authorities. As of December 31, 2012, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions for 2009 through 2012.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 39-1506125 Plan: 001

AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
	American Beacon Small Cap Value Fund: Plan Ahead Class	Mutual Fund	**	$17,118,334
*	Vanguard Inflation-Protected Securities Fund: Investor Shares	Mutual Fund	**	36,812,364
*	Vanguard Institutional Index Fund	Mutual Fund	**	138,813,286
*	Vanguard International Growth Fund: Investor Shares	Mutual Fund	**	42,346,243
*	Vanguard International Value Fund	Mutual Fund	**	44,527,572
*	Vanguard Mid-Cap Index Fund: Institutional Shares	Mutual Fund	**	59,794,090
*	Vanguard Morgan Growth Fund: Investor Shares	Mutual Fund	**	56,320,638
*	Vanguard Prime Money Market Fund	Mutual Fund	**	1,087,289
*	Vanguard Russell 1000 Value Index Fund: Institutional Shares	Mutual Fund	**	62,311,251
*	Vanguard Small-Cap Growth Index Fund: Institutional Shares	Mutual Fund	**	72,018,613
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	18,414,199
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	50,240,129
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	76,409,930
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	100,828,938
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	95,023,895
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	88,366,279
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	53,414,260
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	22,493,343
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	9,731,616
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	984,218
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	104,708
*	Vanguard Target Retirement Income	Mutual Fund	**	12,350,743
*	Vanguard Total Bond Market Index Fund: Institutional Shares	Mutual Fund	**	91,804,076
*	Vanguard Wellington Fund: Investor Shares	Mutual Fund	**	268,181,725
*	Vanguard Retirement Savings Trust	Common Collective Trust	**	155,926,392
*	Fiserv Stock Fund	Company Stock Fund	**	59,990,655
*	Notes Receivable from Participants (3.25%-11.5%)	Participant Loans	—	30,724,097

	TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)			$1,666,138,883

*	Represents a party-in-interest
**	Cost information not required for participant-directed investments

See Report of Independent Registered Public Accounting Firm.